UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Airspan Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

00950H102

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, CT 06901

(203) 325-5000

July 28, 2006

(Date of Event which Requires Filing of this Statement)

CUSIP NO. 00950H102                                                             13D

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners XI, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,300,000

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 7,300,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) 15.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates XI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,300,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) 15.4%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners VIII, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,918

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 35,918

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates VIII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 35,918

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 35,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VIII Affiliates Fund, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 696

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 696

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
+
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VIII Affiliates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 696

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 696

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
+
14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,336,614

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,336,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,336,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

CUSIP No. 00950H102	13D

13.	Percent of Class Represented by Amount in Row (11) 15.5%
+
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,336,614

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,336,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,336,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

CUSIP No. 00950H102	13D

+
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,336,614

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,336,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,336,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

CUSIP No. 00950H102	13D

+
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,366,614

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,366,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,366,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%

CUSIP No. 00950H102	13D

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,424,855

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,424,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,424,855

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

CUSIP No. 00950H102	13D

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,351,614

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,351,614

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,351,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

CUSIP No. 00950H102	13D

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00950H102	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,300,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.4%

CUSIP No. 00950H102	13D

14.	Type of Reporting Person (See Instructions) IN

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0003 per share (the “Common Stock”), of Airspan Networks, Inc., a Washington corporation (the “Company”).  This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

The Reporting Persons previously filed statements on Schedule 13G with respect to the Common Stock.  This Statement on Schedule 13D is being filed on a precautionary basis, assuming that the transactions described herein are consummated.

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 777 Yamato Road, Suite 105, Boca Raton, Florida 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)            This statement is filed by Oak Investment Partners XI, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners XI”), Oak Associates XI, LLC, a Delaware limited liability company (“Oak Associates XI”), Oak Investment Partners VIII, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners VIII”), Oak Associates VIII, LLC, a Delaware limited liability company (“Oak Associates VIII”), Oak VIII Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak VIII Affiliates Fund”), Oak VIII Affiliates, LLC, a Delaware limited liability company (“Oak VIII Affiliates”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively, Mr. Walrod, with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the “Managing Members”).

Oak Investment Partners XI, Oak Associates XI, Oak Investment Partners VIII, Oak Associates VIII, Oak VIII Affiliates Fund, Oak VIII Affiliates and Oak Management are collectively referred to as the “Oak Entities”.  The Oak Entities and the Managing Members are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit A.

(b)           The principal executive offices of each of the Oak Entities, and the business address of each Managing Member, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

(c)            The principal business of Oak Investment Partners XI is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates XI is to act as general partner of Oak Investment Partners XI. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners XI and other venture capital investment funds. The principal business and occupation of each of the Managing Members is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)            During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Oak Entities is organized under the laws of Delaware.  Each of the Managing Members is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date hereof, Oak Investment Partners VIII and Oak VIII Affiliates Fund hold 35,918 shares and 696 shares, respectively, of Common Stock of the Company, which were received by them without consideration as an in-kind distribution from an unaffiliated partnership in 2004.

As of the date hereof, Oak Investment Partners XI holds 73,000 shares of Series A Preferred Stock of the Company, which is convertible into Common Stock on a 100 for 1 basis.  Such shares of Series A Preferred Stock were acquired for $29,000,000 in cash by Oak Investment Partners XI in a private placement by the Company, which was consummated on September 22, 2004.

On July 28, 2006, Oak Investment Partners XI entered into a Preferred Stock Purchase Agreement with the Company (the “Purchase Agreement”), filed as Exhibit C hereto, in connection with a private placement of securities by the Company.  The closing of the transaction is subject to a number of material conditions and uncertainties, including: the approval of the transactions contemplated by the Purchase Agreement by a majority of the holders of the Company’s Common Stock that vote (excluding any shares held by the Oak Investment Partners XI or its affiliates); there being no change to the business, financial condition or operations of the Company that is or could have a material adverse effect on the Company’s condition (financial or other), business, properties or results of operations; NASDAQ shall have explicitly or implicitly indicated that it will not object to the transactions contemplated by the Purchase Agreement; the expiration of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and other customary conditions.

Pursuant to the Purchase Agreement, Oak Investment Partners XI agreed to purchase up to 200,960 shares (the “Shares”) of a newly designated Series B convertible preferred stock, par value $0.0001 per share, of the Company (“Series B Preferred Stock”).  At the closing of the transactions contemplated by the Purchase Agreement pursuant to the Purchase Agreement, Oak Investment Partners XI will (i) transfer all shares of Series A Preferred Stock owned by it as of July 28, 2006 in exchange for approximately 1.379 shares of Series B Preferred Stock for each share of Series A Preferred Stock so transferred, for an aggregate of 100,690 shares of Series B Preferred Stock and (ii) pay an additional $29,000,000 for 100,000 shares of Series B Preferred Stock at a per share price of $290 (to be furnished from the investment capital of Oak Investment Partners XI contributed by its investors).

Messrs. Glassmeyer and Harman and Ms. Lamont hold 30,000, 88,241 and 15,000 shares of Common Stock, respectively.  Such shares were received by each of them without consideration as an in-kind distribution from a partnership in 2001.

Each share of Series B Preferred Stock will be initially convertible into 100 shares of Common Stock, subject to certain adjustments as set forth in the Articles of Amendment to the Articles of Incorporation of the Company listed as Exhibit D hereto (the “Articles of Amendment”).

No part of the purchase price was or will be borrowed by any of the Reporting Persons for the purpose of acquiring such securities.

This Item 3 (and the other Items of this Schedule 13D) do not provide a complete description of the Purchase Agreement or the Articles of Amendment and each such description is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and attached hereto or incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2006.

ITEM 4.  PURPOSE OF TRANSACTION.

Each of Oak Investment Partners VIII, Oak VIII Affiliates Fund, Oak Investment Partners XI, Mr. Glassmeyer, Mr. Harman and Ms. Lamont (the “Direct Holders”) holds and/or presently intends to hold the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

Depending on prevailing market, economic and other conditions, the Direct Holders may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of the Direct Holders intends to review his, her or its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Direct Holders, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his, her or its investment in the Company.

Oak Investment Partners XI entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and Oak Investment Partners XI agreed to purchase, the number of shares of Series B Preferred Stock as described in Item 3 above. The Series B Preferred Stock contains adjustment provisions pursuant to which, in certain circumstances, Oak Investment Partners XI may be entitled to acquire additional shares of Common Stock. As a condition to the closing under the Purchase Agreement, the Company is obligated to file the Articles of Amendment, which provide that the Series B Preferred Stock has anti-dilution protection and liquidation and conversion rights in preference to the Common Stock and all other classes or series of capital stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the Articles of Amendment to be filed by the Company (a form of which is attached as Exhibit D hereto).

Conversion of Series B Preferred Stock.  Pursuant to the Articles of Amendment, holders of the Series B Preferred Stock may convert the stock into shares of the Company’s Common Stock at any time at the rate of 100 shares of Common Stock for each share of Series B Preferred Stock (the “Conversion Rate”). After a period of 24 months, the Series B Preferred Stock will automatically convert into shares of the Company’s Common Stock if the Common Stock exceeds $9.00 per share for any thirty (30) consecutive trading day period that begins after the second anniversary of the closing date, as adjusted for any stock dividends or distributions, stock splits, subdivisions or combinations, reclassifications, reorganizations, changes or conversions or similar transactions affecting the Common Stock.

The Conversion Rate will also be subject to certain anti-dilution adjustments pursuant to a broad-based weighted average formula for certain issuances of equity securities by the Company below $2.90.

Dividends. If any dividend or other distribution payable in cash or other property is declared on the Common Stock (other than dividends payable solely in additional shares of Common Stock or the equivalent thereof), the holders of shares of Series B Preferred Stock will be entitled to receive the amount of dividends or other distribution in the same form as such Common Stock dividends that would be payable on the largest number of whole shares of Common Stock into which such holder’s aggregate shares of Series B Preferred Stock could then be converted.

Right of Redemption. Provided the Company has sufficient funds legally available and meets certain other requirements, at any time after the fifth anniversary of the closing date, the Company may redeem, in whole or in increments of at least 15% thereof, any outstanding shares of Series B Preferred Stock at a price of $362.50 per share, or $3.625 per Common Stock equivalent (subject to adjustment for combinations, divisions or similar recapitalizations), plus an amount equal to all declared and unpaid dividends on such shares. The Company may exercise this redemption right up to five separate times.

Voting. As set forth in the Articles of Amendment, and except as otherwise provided by applicable law, the holders of the shares of Series B Preferred Stock will be entitled to vote on all matters submitted for a vote of holders of Common Stock, including with respect to the election of directors of the Company, on an as if converted to Common Stock basis based on the Voting Conversion Rate (defined below) in effect on the record date of such vote. Shares of Series B Preferred Stock will initially be entitled to cast 81 votes, as adjusted from time to time pursuant to the Articles of Amendment subject to adjustment for Common Stock dividends and distributions, stock splits, subdivisions or combinations, and reclassification, reorganization, change or conversion (the “Voting Conversion Rate”). The Voting Conversion Rate will not adjust due to the issuance of equity securities by the Company below $2.90 per share.

As long as Oak Investment Partners XI holds a majority of the issued and outstanding shares of Series B Preferred Stock and so long as the shares of Series B Preferred Stock represent at least 15% of the Company’s Common Stock (on an as-converted basis), the holders of Series B Preferred Stock will be entitled to elect one member to the Company’s Board of Directors.

The holders of Series B Preferred Stock will not have the right to vote separately as a series on any proposed plan of merger or plan of share exchange and, except as otherwise provided in the Articles of Amendment (and as described below), will not have any rights to vote separately as a series with respect to any matter submitted to a vote of the holders of the Company’s outstanding securities.

Notwithstanding the foregoing, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series B Preferred Stock then outstanding, voting separately as a series, the Company may not:

(i) amend its articles of incorporation, bylaws or other governing documents to increase the number of authorized shares of the Company’s preferred stock or adversely change the rights, preferences or privileges of the Series B Preferred Stock or any holder thereof; provided, however, that this provision will not apply to the creation of any series of preferred stock that is junior in dividends, liquidation preference, redemption, conversion and payment rights and otherwise to the Series B Preferred stock, or prevent the Company from unilaterally amending its articles of incorporation to authorize and otherwise designate additional shares of Series B Preferred Stock to the extent required under the terms of the registration rights fee provisions of the Purchase Agreement;

(ii) create, authorize, designate, offer sell or issue any equity security (or security convertible into or exchangeable for an equity security) that is senior to or pari passu with the Series B Preferred Stock with respect to voting rights, dividends, liquidation preference or conversion rights; provided, however, that the foregoing will not prevent the Company from (y) authorizing, designating, offering, selling or issuing any Common Stock or new series of preferred stock that is pari passu with the Series B Preferred Stock with respect to voting rights and/or dividends provided that it is junior in liquidation preference to the Series B Preferred Stock, or (z) unilaterally amending its articles of incorporation, authorizing and otherwise designating or issuing additional shares of Series B Preferred Stock to the extent required under the terms of the Purchase Agreement;

(iii) authorize, offer, sell or issue any shares of Series A Preferred Stock;

(iv) create any new debt instrument or bank line or increase any bank line or debt obligation or similar arrangement (excluding certain trade payables and capital lease lines) so that the Company’s total indebtedness entered into after the original issuance of the Series B Preferred Stock exceeds $10,000,000 in the aggregate; or

(v) declare or pay any distributions through a transfer of cash or other property without consideration, whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock), or the purchase or redemption of shares of the Company for cash or property (other than certain repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company).

Liquidation Preference. Upon the occurrence of certain liquidation events (as defined in the Articles of Amendment), the holders of the Series B Preferred Stock will be entitled to receive payment of a liquidation preference before any amounts are paid to the holders of Common Stock and all other classes or series of capital stock which are subordinate to the Series B Preferred Stock. The liquidation preference will be equal to the amount originally paid for the Series B Preferred Stock, or $290 per share (as adjusted for any combinations, division or similar recapitalizations), and all accumulated or accrued and unpaid dividends on such shares. However, if a holder of Series B Preferred Stock would receive more upon liquidation by converting its shares into Common Stock before the liquidation event, the holder will be deemed to have converted its Series B Preferred Stock and will not receive any liquidation preference.

Registration of Shares of Common Stock for Resale. Pursuant to the Purchase Agreement, the Company has agreed to file, no later than four months after the closing date, one or more registration statements with the Commission covering the resale of shares of the Common Stock issuable upon conversion of the Series B Preferred Stock or issued as a dividend or other distribution with respect thereto.

The Company has agreed to thereafter use its reasonable efforts to have such registration statement declared effective before the nine month anniversary of the closing date.  Subject to certain allowable grace periods, the Company has also agreed to thereafter use its commercially reasonable efforts to keep each registration statement effective at all times until the earlier of the date on which all of the shares of Common Stock covered by such registration statement have been sold and the date on which the holders of the Series B Preferred Stock may sell all of the Common Stock covered by such registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended.

If any such registration statement is not declared effective by the Commission by the deadline or if, after being declared effective, sales of the Common Stock covered by such registration statement cannot be made due to a failure by the Company to disclose information necessary for sales to be made under such registration statement (subject to certain allowable grace periods), the Company will pay to the holders of the Series B Preferred Stock, or holders of shares of Common Stock issued upon conversion of the Series B Preferred Stock, covered by such registration statement, an amount in cash equal to 1% of the purchase price attributable to such shares for each calendar month, or pro rata portion thereof, that the applicable registration statement is not effective or available.  Notwithstanding the foregoing, the payment amount will increase to 3% of the purchase price if the failure to register or maintain a registration statement is directly or indirectly the result of the Company’s fraud or gross negligence, and no Holder will be entitled to any payment if the failure to register or maintain a registration statement with respect to such holder’s shares relates primarily to an act or omission of such holder.  The maximum aggregate payment amount payable by the Company may not exceed $30 million.

Lock-Up Agreement. Pursuant to the Purchase Agreement, Oak Investment Partners XI has agreed with the Company not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Series B Preferred Stock or any shares of Common Stock issued upon conversion or exchange thereof, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, without the prior written consent of the Company for a period of 15 months after the closing date.  The lock-up agreement will expire in stages, expiring with respect to (A) all but 25,172 of the Series B Preferred Stock to be issued to Oak Investment Partners XI pursuant to the Purchase Agreement (the “Offered Securities”) in exchange for its transfer of shares of Series A Preferred Stock to the Company, on the closing date (the “Exchange Shares”), (B) the remaining 25,172 Exchange Shares, on December 31, 2006, (C) 33,333.34 of the Offered Securities, nine months after the closing date, and (D) 33,333.33 of the Offered Securities, on each of the 12 and 15 month anniversaries of the closing date (with certain exceptions and subject to early termination upon liquidation of the Company, automatic conversion of the Series B Preferred Stock or certain breaches by the Company).

The foregoing summary of the Purchase Agreement and the Articles of Amendment and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement and the Articles of Amendment, attached as Exhibits C and D hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 39,927,492 shares of Common Stock, 138,250 shares of Restricted Stock and 73,000 shares of Series A Preferred Stock outstanding as of July 24, 2006, as reported by the Company in the Purchase Agreement, plus 7,300,000 shares issuable upon the conversion of Series A Preferred Stock described below.

Amounts shown as beneficially owned by each of Oak Associates XI, Oak Management, Bandel L. Carano, Gerald R. Gallagher and David B. Walrod include the 7,300,000 shares of Common Stock into which the shares of Series A Preferred Stock presently held by Oak Investment Partners XI may be converted.

Amounts shown as beneficially owned by each of Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont, as the case may be, include (i) the 7,300,000 shares of Common Stock into which shares of Series A Preferred Stock presently held by Oak Investment Partners XI may be converted and (ii) shares of Common Stock held personally by each of them, respectively, as follows: Mr. Glassmeyer — 30,000 shares, Mr. Harman — 88,241 shares and Ms. Lamont — 15,000 shares.

Amounts shown as beneficially owned by Oak Investment Partners VIII and Oak Associates VIII include 35,918 shares of Common Stock held by Oak Investment Partners VIII.

Amounts shown as beneficially owned by Oak VIII Affiliates, and Oak VIII Affiliates Fund include 696 shares of Common Stock held by Oak VIII Affiliates Fund.

Amounts shown as beneficially owned by each of the Managing Members (other than Mr. Walrod) include the 35,918 and 696 shares of Common Stock presently held by Oak Investment Partners VIII and Oak VIII Affiliates Fund, respectively.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

Because the transactions contemplated by the Purchase Agreement are subject to material conditions, none of the shares of Series B Preferred Stock are reported as being beneficially owned by the Reporting Persons.  If the transactions do occur, Oak Investment Partners XI will cease to hold shares of Series A Preferred Stock but will hold directly approximately 200,690 shares of Series B Preferred Stock, which would be convertible into 20,690,000 shares of Common Stock, and which would be entitled to 81 votes per share of Series B Preferred Stock.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement was entered into as of July 28, 2006.  Certain terms and conditions of the Purchase Agreement and the Articles of Amendment are described in Items 3 – 5 above.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A                                               Agreement of Reporting Persons, dated August 9, 2006, among the Reporting Persons.

Exhibit B                                                 Power of Attorney (filed as Exhibit B to Schedule 13G filed by the Reporting Persons dated September 13, 2004 and incorporated by reference).

Exhibit C                                                 Preferred Stock Purchase Agreement, dated as of July 28, 2006, by and between the Company and Oak Investment Partners XI, Limited Partnership (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference).

Exhibit D                                                Articles of Amendment to the Articles of Incorporation of the Company (attached as Exhibit A to the Preferred Stock Purchase Agreement (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2006

Entities:

Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Investment Partners VIII, Limited Partnership
Oak Associates VIII, LLC
Oak VIII Affiliates Fund, Limited Partnership
Oak VIII Affiliates, LLC
Oak Management Corporation

By:	/s/	Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod

By:	/s/	Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

Page
EXHIBIT A	Agreement of Reporting Persons, dated August 9, 2006, among the Reporting Persons.

EXHIBIT B	Power of Attorney (filed as Exhibit B to Schedule 13G filed by the Reporting Persons dated September 13, 2004 and incorporated herein by reference)

EXHIBIT C

Preferred Stock Purchase Agreement, dated as of July 28, 2006, by and between the Company and Oak Investment Partners XI, Limited Partnership (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference).

EXHIBIT D

Articles of Amendment to the Articles of Incorporation of the Company (attached as Exhibit A to the Preferred Stock Purchase Agreement (filed as Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on August 1, 2006, and incorporated herein by reference)).

Exhibit A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13D filed on the date hereof with respect to the shares of Common Stock of Airspan Networks, Inc. has been filed on behalf of the undersigned.

Signature

Dated: August 10, 2006

Entities:

Oak Investment Partners XI, Limited Partnership

Oak Associates XI, LLC

Oak Management Corporation

Oak Investment Partners VIII, Limited Partnership

Oak Associates VIII, LLC

Oak VIII Affiliates Fund, Limited Partnership

Oak VIII Affiliates, LLC

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities
Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

/s/ Fredric W. Harman
Fredric W. Harman

/s/ Ann H. Lamont
Ann H. Lamont

/s/ David B. Walrod
David B. Walrod